82-3822

NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

02028500

April 4, 2002

SUPPL

02 APR 17 AM 11:1

Canadian Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Dear Sirs,

Please find enclosed a copy of our news release issued by Patrick O'Brien, of Novawest Resources Inc., dated April 4, 2002 for your records.

Yours Sincerely,

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

CC. Securities and Exchange Commission, USA

dlw 4/19

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

NICKEL ROYALE PROJECT
NICOPOR UPDATE / GEOCHEMISTRY

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

April 4, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) is pleased to announce that preliminary investigations by the Company have confirmed the existence of base metal sulphides, rich in Ni-Cu-Co-PGM-Au-Ag, as apparently discontinuous and previously untested occurrences, over a strike length of 24 kms (press release dated January 02/02), and centered on the Nicopor occurrence.

Various, in-house, geochemical plots identified the sampled sulphides as magmatic and probably associated with an intrusive precursor(s) of more-mafic to ultramafic parentage. The newly identified pyroxenite-melagabbro phase layer, located approximately 15 metres southeast and stratigraphically overlying the mineralized footwall contact, exhibits the highest basicities, with metal concentrations indicative of enrichment in nickel (Ni). The ultimate size, spatial setting, and total lithologic variability of the intrusive precursor(s) will be an objective of the next work stage.

Following its discovery and exposure by extensive stripping, the Nicopor occurrence was said to exhibit an identified strike length of 500 feet (Ontario Dept. of Mines 'ODM' Report, 1938 and figure on page 138). The mineralization was described as "a 3-foot 'vein dike' of massive sulphides with disseminated sulphides impregnating the wall for 10 feet on each side" and as having a vertical dip.

The preliminary sampling by Novawest was restricted to the more northeasterly 300 feet. The southwesterly 200 foot extension and stripped area ODM Report, 1938, figure page 38) remains to be re-stripped and sampled by Novawest. Assay clustering on various metal plots suggests the massive sulphides average 3% Ni, 1% Cu, 0.08% Co, 0.022 opt Pd+Pt, 0.1 opt Ag+Au for a suggested tonnage of 45,000 tons (based on a tabular body 3 feet x 300 feet or 90m).

The following tonnage and grade figures given by the ODM (11/01/01) for the Nicopor occurrence was apparently derived by diluting the so-called 'vein dike' of massive sulphides with the marginal zones of disseminated sulphides thereby resulting in the body width of 22 feet used in the calculations. From 0 to 90m (300 feet), the occurrence contained 185,000 tons grading 0.48% Ni, 0.26% Cu (0.74% Ni+Cu); PGMs, Au and Ag were not assayed. From 90m (300 feet) to 180m (600 feet), the occurrence contained 190,000 tons grading 0.40% Ni, 0.17% Cu (0.61% Ni+Cu); PGMs, Au and Ag were not assayed.

cont'd.../2

One explanation, for the dyke-like vein character of the massive sulphides and the accompanying margins of disseminated mineralization, is remobilization of sulphides, possibly along rift-related (i.e. Mesoproterozoic Midcontinent Rift, MCR) structures.

Detail relogging of previous 'foreign' core stored on the property, to include re-assaying where feasible, is expected to aid in identifying the importance of phenomena, such as sulphidization of footwall lithologies, footwall anatexis and intrusion contamination, to the mineralizing process.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km Raglan Ni-PGM-Co-Cu Project, southeastern Ontario (Nickel-Royale 6,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (1200 claim Lac Rocher Ni-PGM Project), and northeastern Ontario (GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project and GoldStock Gold Project). Shares of NovaWest trade on the CDNX under the trading symbol "NVE".

NovaWest invites the public to visit its website at (www.novawest.com), e-mail us at (**novawest@novawest.com**) for further information or contact Pat O'Brien, President at 1-800-663-8990.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Frank P. Puskas"
Frank P. Puskas – Director/Geologist